UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                              Commerce Group Corp.
                                (Name of Issuer)

                         Common Shares, $0.10 Par Value
                         (Title of Class of Securities)

                                      200654-10-1
                                 (CUSIP Number)

                               Edward L. Machulak
                                    President
                              Commerce Group Corp.
                             6001 North 91st Street
                         Milwaukee, Wisconsin 53225-1795
                                 (414) 462-5310

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

            Authorized on May 13, 2002; Effected Sale on May 30, 2002 (Date of Event, which requires Filing of this Statement)

If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule  13D/A, and is filing this schedule because of ss. 240.13d-1(e), ss. 240.13d-1(f) or ss.
 240.13d-1(g), check the following box.  [   ]

Note:  Schedules  filed in paper format shall  include a signed  original  and five copies of the  schedule,  including  all  exhibits.  See ss.
240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A

                              CUSIP No. 200654-10-1

--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
         General Lumber & Supply Co., Inc. ("General") I.D. No. 39-084-1893
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      [X]

                  Edward L. Machulak, a Director and President of the Issuer, owns 55% of the common shares of General. Although Mr. Machulak does not combine the ownership of Issuer's common shares, the two parties may be defined as being a group. Mr. Machulak in the past has exercised the voting rights.
         (b)      [  ]
-----------------------------------------------------------------------------
3.       SEC Use Only
------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)

         PF and OO. General has purchased 622,000 common shares from the Issuer which payment was made in consideration of a partial cancellation of the Issuer's debt owed to General.
-----------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) N/A
-------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

         General presently is chartered as a State of Wisconsin corporation.
------------------------------------------------------------------------------

     Number of Shares Beneficially Owned by Each Reporting Person With:
   7.   Sole
Voting Power   Common shares owned by General prior to this transaction:
1,128,000.  Common shares purchased in this transaction:
622,000.  Total common shares owned:  1,750,000.
------------------------------------------------------------------------.
                    8.    Shared Voting Power  None claimed - refer to number
 2 above.
---------------------------------------------------------------------------
                    9.    Sole Dispositive Power  Same as number 7 above.
-------------------------------------------------------------------------------
                    10. Shared Dispositive Power None; reference is made to number 2 above.

-------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         1,750,000 common shares plus options to purchase 250,000 common shares at $.25 each, which expire on July 2, 2003.

--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)

         Excluded are the common shares owned personally by Edward L. Machulak.

------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

         As of May 30, 2002, the total issued and outstanding common shares, including the 622,000 common shares issued to General, amounts to 18,390,008. The 1,750,000 common shares owned by General, divided by the total issued and outstanding common shares, amounts to 9.516%.

-------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)

         General is a Wisconsin corporation which is in the business of selling lumber, millwork, hardware, windows, and related building materials on a wholesale and retail level.  Its category is other:  OO.

Item 1.  Security and Issuer

The class of equity securities to which this statement relates is the common stock, par value $0.10 of Commerce Group Corp., a Wisconsin corporation
("Commerce" or "Issuer"). The principal executive offices of the Issuer are located at 6001 North 91st Street, Milwaukee, Wisconsin 53225-1795.

On May 13, 2002, the Directors of Commerce have authorized the Officers of Commerce to sell to General Lumber & Supply Co., Inc. ("General") 622,000 of Commerce's restricted common shares, $0.10 par value, based on the average closing price during a 60-day period prior to this date, but in any event, not less than $0.10 per share. The payment for these common shares will be by a cancellation of $62,200 of debt owed to General by the Issuer.

The shares to be issued are the Issuer's restricted common shares, $0.10 par value.

Item 2.  Identity and Background

This statement is being filed by General, a Wisconsin-chartered corporation, whose business and principal offices are located at 6001 North 91st Street, Milwaukee, Wisconsin 53225-1795. Its principal business is wholesaling and retailing lumber, millwork, hardware, windows, and building materials.

Item 3.  Source and Amount of Funds or Other Consideration

The 622,000 restricted common shares were acquired by canceling $62,200 of the debt obligation owed to General by the Issuer. As of March 31, 2002, a total of $1,098,193 was owed to General by the Issuer and this debt is evidenced by an open-ended, secured, on-demand promissory note. This promissory note, included cash advances, sums due to General for office rent, rental of vehicles and equipment, and for purchases and unpaid interest. In addition, there are monies due to General from time to time on an open line of credit.

Item 4.  Purpose of Transaction

The purpose of the purchase of the Issuer's common shares was a decision made by the directors of General. General believes that this purchase of 622,000 of the Issuer's common shares affords General an opportunity to achieve its investment goal, which is to own a large block of the Issuer's common shares. General further believes that the amount of gold in the gold ore reserves provides the security of this investment.

General has not, except as noted herein, formulated any other plans or proposals which may have or which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f)   Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, by-laws or instrument corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act;
         or

(j)      Any action similar to any of those enumerated above;

(k) Any of the Issuer's common shares acquired by Sylvia Machulak as an individual and not as an officer or director of General were obtained for her own account;

(l) Any of Issuer's common shares acquired by Edward L. Machulak, as an individual and not as an officer or director of the Issuer and
         General were obtained for his own account.

Item 5.  Interest in Securities of the Issuer

(a) General is the beneficial owner of 1,128,000 of the common stock of the Issuer. On May 30, 2002 General purchased 622,000 of the Issuer's common restricted shares; therefore on the date of this filing, General owns a total of 1,750,000 of the Issuer's common shares.

         The Issuer, as of May 30, 2002, had a total of 18,390,008 of its common shares, $0.10 par value issued and outstanding. This total includes the 622,000 common shares issued to General on this date.

         Mr. Edward L. Machulak is a director of General and he owns approximately 55% of General's common shares. Mr. Machulak is also a
         Director, President and Treasurer of the Issuer. Mr. Machulak's personal ownership of the Issuer's common shares as of May 30, 2002 is as follows:

Common shares                                                                             1,165,241
Common shares issued to his RIRA                                                          600,000
Common shares held jointly with his wife                                                       97,161
                                                                                          -----------
Total                                                                                     1,862,402

(c) Mr. Edward L. Machulak, a Director, President, and Treasurer of the Issuer, and a director and controlling shareholder of General, retains the voting power of the Issuer's common shares owned by General. Mr. Machulak, together with General, may comprise a group within the meaning of Section 13(d)3 of the Securities Act. Thus, his common shares, as described in Item 5(a), combined with General's, could result in the following stock ownership:

General's ownership of the Issuer's common shares, after its exercise of its stock option right to purchase 250,000 common shares 2,000,000 Mr. Machulak's ownership of the Issuer's common shares 1,862,402 Total common share ownership as of the date of this filing 3,862,402 Issuer's common shares issued and outstanding as of May 30, 2002 18,390,008 Then, General's and Mr. Machulak's percentage of the common share ownership is 21.00% In the event the following were deemed to be a part of the group, then the following results would be applicable: Common share ownership of Sylvia Machulak, wife of Mr. Machulak 280,967 Sylvia Machulak Rollover Individual Retirement Account 500,000 Total common share ownership of Sylvia Machulak as of the date of this filing 780,967 Then the total ownership of the Issuer's common shares would increase to 4,643,369 common shares or 25.25% Sylvia Machulak and her RIRA disclaim any beneficial ownership. To the best of General's knowledge, no associate of General has a right to acquire, directly or indirectly, any shares of stock other than as stated herein.

(d) To the best of General's belief, there were no transactions within the past 60 days by any of the persons named in response to Item 5(a) that were required to be filed with the U.S. Securities and Exchange Commission.

(e) To the best of General's belief, there is no other person known to have the right to receive or the power to receive dividends or proceeds from any of the common shares and options it owns other than as stated herein.

(f)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the
         Issuer.

There are no contracts,  arrangements,  understandings or relationships  with the persons named in Item 2 and with any other person with respect to the securities of the Issuer.

Item 7.  Material to be filed as Exhibits.

Exhibit A

A copy of the Investment Letter Agreement dated May 30, 2002 by and between the Issuer and General.

Exhibit B

A copy of Edward L. Machulak's Schedule 13D/A dated May 30, 2002. (Incorporated by reference as Edward L. Machulak's Schedule 13D/A dated May 30, 2002 is being filed with the S.E.C. simultaneously with this Schedule 13D/A.)

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                        GENERAL LUMBER & SUPPLY CO., INC.



May 30, 2002                           _/s/Sylvia Machulak____________________
-------
      Date                                           Sylvia Machulak, President